Citigroup Global Markets Holdings Inc.
Guaranteed by Citigroup Inc.

2.75 Year Autocallable Contingent Coupon Securities linked to XOP

Preliminary Terms

This summary of terms is not complete and should be read with the pricing supplement below

Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	SPDR® S&P® Oil & Gas Exploration & Production ETF (ticker: "XOP")
Pricing date:	August 23, 2021
Valuation dates:	Monthly
Maturity date:	May 29, 2024
Contingent coupon:	9.50% per annum, paid monthly only if the closing value of the underlying is greater than or equal to its coupon barrier on the related valuation date. You are not assured of receiving any contingent coupon.
Coupon barrier:	80% of the initial underlying value
Final buffer:	85% of the initial underlying value
Automatic early redemption:	If on any autocall date the closing value of the underlying is greater than or equal to its initial underlying value, the securities will be automatically called for an amount equal to the principal plus the related contingent coupon
Autocall dates:	Quarterly on valuation dates beginning after six months
CUSIP / ISIN:	17329QKH2 / US17329QKH29
Initial underlying value:	For each underlying, its closing value on the pricing date
Final underlying value:	For each underlying, its closing value on the final valuation date
Underlying return:	(Current closing value - initial underlying value) / initial underlying value
Buffer percentage:	15%
Payment at maturity (if not autocalled):	• If the final underlying value is **greater than or equal to** its final buffer value: $1,000 • If the final underlying value is less than the final buffer value: $1,000 + [$1,000 × (the underlying return + the buffer percentage)] If the securities are not automatically redeemed prior to maturity and the final underlying value is less than the final buffer value, which means that the underlying has depreciated from the initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities at maturity for every 1% by which that depreciation exceeds the buffer percentage.
Stated principal amount:	$1,000 per security
Pricing Supplement:	Preliminary Pricing Supplement dated August 5, 2021

* Assumes the securities have not been previously redeemed on any interim valuation date.

Hypothetical Interim Payment per Security

Hypothetical Underlying Return on Interim Valuation Date	Hypothetical Payment for Interim Valuation Date	Hypothetical Redemption*
100.00%	$1,007.917	Redeemed
50.00%	$1,007.917	Redeemed
25.00%	$1,007.917	Redeemed
0.00%	$1,007.917	Redeemed
-10.00%	$7.917	Securities not redeemed
-15.00%	$7.917	Securities not redeemed
-20.00%	$7.917	Securities not redeemed
-20.10%	$0.00	Securities not redeemed
-75.00%	$0.00	Securities not redeemed
-100.00%	$0.00	Securities not redeemed

Hypothetical Payment at Maturity per Security

Assumes the securities have not been automatically redeemed prior to maturity and does not include the final contingent coupon payment, if any

Hypothetical Underlying Return on Final Valuation Date	Hypothetical Payment at Maturity
100.00%	$1,000.00
75.00%	$1,000.00
50.00%	$1,000.00
25.00%	$1,000.00
0.00%	$1,000.00
-15.00%	$1,000.00
-15.10%	$999.00
-50.00%	$650.00
-100.00%	$150.00

Selected Risk Considerations • You may lose a significant portion of your investment. If the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value on the final valuation date. If the final underlying value on the final valuation date is less than its final buffer, which means that the underlying value on the final valuation date has depreciated from its initial underlying value by more than the buffer percentage, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer percentage. • You will not receive any contingent coupon following any valuation date on which the closing value of the underlying on that valuation date is less than its coupon barrier. • The securities may be automatically redeemed prior to maturity, limiting your opportunity to receive contingent coupons if the underlying performs in a way that would otherwise be favorable. • The securities offer downside exposure, but no upside exposure, to the underlying. • The securities are particularly sensitive to the volatility of the closing value of the underlying on or near the valuation dates. • The securities are unsecured debt securities and are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities. • The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. • The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement. • The value of the securities prior to maturity will fluctuate based on many unpredictable factors. • The SPDR ® S&P ® Oil & Gas Exploration & Production ETF is subject to concentrated risks associated with the oil and gas exploration and production industry. • The issuer and its affiliates may have conflicts of interest with you. • The U.S. federal tax consequences of an investment in the securities are unclear. The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities. Additional Information Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333 - 255302 and 333 - 255302 - 03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll - free 1 - 800 - 831 - 9146. Filed pursuant to Rule 433 This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the link on the first page. Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.